SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

Viad Corp

(Exact Name of Registrant as Specified in its Charter)

Delaware	36-1169950
(State of Incorporation or Organization)	(IRS Employer Identification Number)

1850 North Central Avenue, Suite 1900, Phoenix, Arizona	85004-4565
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

The undersigned registrant hereby amends the Registration Statement on Form 8-A filed by the registrant with the Securities and Exchange Commission on February 28, 2002 and as amended by the Registration Statement on Form 8-A/A, filed by the registrant with the Securities and Exchange Commission on July 9, 2004 as set forth below:

Item 1.	Description of Securities To Be Registered.

On February 21, 2002, the Board of Directors of Viad Corp (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $1.50 per share, of the Company (the “Common Shares”). The dividend was payable at the close of business on February 28, 2002 to the shareholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement (the “Initial Agreement”), dated as of February 28, 2002, between the Company and Wells Fargo Bank, N.A. (formerly Wells Fargo Bank Minnesota, N.A.), as Rights Agent (the “Rights Agent”). A copy of the Rights Agreement was filed as Exhibit 4.1 to the Company’s Form 8-A/A filed on July 9, 2004.

On July 1, 2004, the Company effected a one-for-four reverse stock split of the Common Shares (the “Reverse Stock Split”). Each four Common Shares outstanding at the time the Reverse Stock Split was effected were converted into one Common Share. In connection with the Reverse Stock Split, pursuant to Section 11(n) of the Initial Agreement, the number of Preferred Shares (as defined below) purchasable upon the exercise of each Right was increased from one one-hundredth of a Preferred Share to one twenty-fifth of a Preferred Share and the number of outstanding Rights was decreased by a factor of four such that each Common Share outstanding immediately after the Reverse Stock Split had issued with respect to it one Right. Pursuant to Section 12 of the Initial Agreement, the Company filed a Certificate of Adjusted Purchase Price or Number of Shares reflecting the foregoing adjustments with the Rights Agent, which was also the Company’s transfer agent, and filed a copy as Exhibit 4.2 to the Company’s Form 8-A/A filed on July 9, 2004.

On February 28, 2012, the Board of Directors of the Company approved the Amended and Restated Rights Agreement dated as of February 28, 2012 (the “Rights Agreement”), between the Company and Wells Fargo Bank, N.A., as rights agent, which amends and restates in its entirety the Initial Agreement.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Form 8-A/A. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Rights are evidenced only by certificates that represent shares of the Company’s common stock. New Rights will accompany any new shares of common stock the Company issues until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one twenty-fifth of a share of the Company’s Series A Junior Participating Preferred Stock (a “Preferred Share”) for $100 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 20% or more of the outstanding common stock; provided that if a person notifies the Company in writing by the close of business on March 9, 2012 that it was the beneficial owner of 20% or more of the Company’s common shares outstanding as of the close of business on February 28, 2012, and such person divests, within a reasonable time as determined by the Board of Directors, such number of common shares as may be requested by the Board of Directors (which number shall not be greater than the number that would cause such person’s beneficial ownership to drop below 20%), then such person shall not be deemed to have exceeded the Rights Agreement’s 20% threshold. Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act — are treated as beneficial ownership of the number of shares of the company’s common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the company’s common stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

The Board of Directors may reduce the threshold at which a person or group becomes an Acquiring Person from 20% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person.

•

Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $100, purchase shares of the Company common stock with a market value of $200, based on the market price of the common stock prior to such acquisition.

•

Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $100, purchase shares of the acquiring corporation with a market value of $200, based on the market price of the acquiring corporation’s stock prior to such transaction.

•

Notional Shares. Shares held by affiliates and associates of an Acquiring Person, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.

Each Preferred Share, if issued:

•	will not be redeemable.

•	will entitle its holder to quarterly dividend payments of $0.25, but will be entitled to an aggregate dividend of 25 times the dividend declared per one share of common stock.

•	will entitle its holder upon liquidation to receive $25.00, but will be entitled to an aggregate payment of 25 times the payment made per one share of common stock.

•	will have 25 votes, voting together with the shares of common stock.

•

if shares of the common stock of the Company are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of the one twenty-fifth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock.

Expiration. Shareholders will be asked at the Company’s 2012 Annual Meeting of Shareholders on May 15, 2012 to vote on a binding proposal to ratify the Rights Agreement. If the Rights Agreement is not ratified by February 28, 2013, it will terminate on that date; otherwise, it will terminate on February 28, 2015. In the event that stockholders do not ratify the Rights Agreement, the Board of Directors, in the exercise of its fiduciary duties, may in the future nevertheless determine to adopt another rights plan. The Rights Agreement also includes a provision requiring a committee of independent directors to assess biannually whether maintaining the Rights Agreement remains in the best interests of the Company and its shareholders, and to make a recommendation based on such review to the full Board of Directors.

Redemption. The Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common stock of the Company, the Board of Directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Qualifying Offer Provision. If the Company receives a “qualifying offer” (that has not been terminated and continues to be a qualifying offer for the period hereinafter described) and the

Board of Directors has not redeemed the outstanding rights, exempted such qualifying offer from the terms of the rights plan or called a special meeting for shareholders to vote on whether to exempt the qualifying offer from the terms of the rights plan within 90 business days following the commencement of such offer, and if, 90 to 120 business days following commencement, the Company receives notice from holders of at least 10% of the Company’s outstanding shares of common stock (excluding shares beneficially owned by the offeror and its affiliates and associates) requesting a special meeting of the Company’s shareholders to vote on a resolution to exempt the qualifying offer, then the Board of Directors must call and hold such a special meeting by the 90th business day following receipt of the shareholder notice (the “Outside Meeting Date”).

If prior to holding a vote on the qualifying offer, the Company enters into an agreement conditioned on the approval by holders of a majority of the Company’s outstanding shares of common stock with respect to a share exchange, merger, consolidation, recapitalization, reorganization, business combination or a similar transaction involving the Company or the direct or indirect acquisition of more than 50% of the Company’s consolidated total assets or earning power, the Outside Meeting Date may be extended so that shareholders vote on whether to exempt the qualifying offer at the same time as they vote on such agreement.

If the Board of Directors does not hold a special meeting by the Outside Meeting Date to vote on the exemption of the qualifying offer, the qualifying offer will be deemed exempt from the rights plan 10 business days after the Outside Meeting Date. If the Board of Directors does hold a special meeting and shareholders vote at such meeting in favor of exempting the qualifying offer, the qualifying offer will be deemed exempt from the rights plan 10 business days after the votes are certified as official by the inspector of elections.

A “qualifying offer,” in summary terms, is an offer determined by the Board of Directors to have the following characteristics:

•

a fully financed all-cash tender offer or an exchange offer offering shares of common stock of the offeror, or a combination thereof, in each such case for all of the Company’s outstanding shares of common stock at the same per share consideration;

•	an offer that has commenced within the meaning of Rule 14d-2(a) under the Securities Exchange Act of 1934, as amended;

•

an offer that, within 20 business days after commencement (or within 10 business days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board of Directors rendering an opinion to the Board of Directors that the consideration being offered to the holders of the Company’s common stock is either inadequate or unfair;

•

an offer whose per share offer price and consideration represent a reasonable premium over the highest reported market price of the common stock of the Company in the immediately preceding 24 months prior to the date on which the qualifying offer is commenced; provided that to the extent that an offer includes common stock of the offeror, such per share offer price with respect to such common stock of the offeror will be determined for purposes of the foregoing provision using the lowest reported market price for common stock of the offeror during the five trading days immediately preceding and the five trading days immediately following the date on which the qualifying offer is commenced;

•

an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least 120 business days and, if a special meeting is duly requested, for at least 10 business days after the date of the special meeting or, if no special meeting is held within 90 business days following receipt of the special meeting request (subject to extension in certain circumstances), for at least 10 business days following such period;

•

an offer that is conditioned on a minimum of at least two-thirds of the outstanding shares of the Company’s common stock not held by the offeror (and its affiliates and associates) being tendered and not withdrawn as of the offer’s expiration date;

•

an offer that is subject only to the minimum tender condition described above and other customary terms and conditions, which conditions shall not include any due diligence, financing, funding or similar conditions;

•

an offer pursuant to which, subject to certain exceptions, the Company has received an irrevocable written commitment of the offeror that, in addition to the minimum time periods specified above, the offer, if it is otherwise to expire prior thereto, will be extended for at least 20 business days after any increase in the consideration being offered or after any bona fide alternative offer is commenced;

•

an offer pursuant to which the Company has received an irrevocable written commitment by the offeror to consummate as promptly as practicable upon successful completion of the offer a second-step transaction whereby all of the Company’s shares of common stock not tendered into the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to shareholders’ statutory appraisal rights, if any;

•

an offer pursuant to which the Company and its shareholders have received an irrevocable, legally binding written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering shareholder;

•

an offer (other than an offer consisting solely of cash consideration) pursuant to which the Company has received the written representation and certification of the offeror and the written representations and certifications of the offeror’s Chief Executive Officer and Chief Financial Officer, acting in such capacities, that (a) all facts about the offeror that would be material to making an investor’s decision to accept the offer have been fully and accurately disclosed as of the date of the commencement of the offer, (b) all such new facts will be fully and accurately disclosed on a prompt basis during the entire period during which the offer remains open and (c) all reports required under the Securities Exchange Act of 1934, as amended, will be filed by the offeror in a timely manner during such period; and

•	if the offer includes the offeror’s common stock as all or part of the offered consideration, (A) the non-cash portion of the consideration offered must consist solely of common stock of the offeror, which must be a publicly-owned U.S. corporation, (B) such common stock must be freely tradable and listed or admitted to trading on either the New York Stock Exchange or Nasdaq, (C) no shareholder approval of the issuer of such common stock may be required to issue such common stock, or, if such approval may be required, such approval must have already been obtained, and (D) there must be no beneficial owner of 20% or more of the offeror’s common stock outstanding at the time of commencement or at any time during the term of the offer.

Anti-Dilution Provisions. The Board of Directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Rights. However, the Board of Directors may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the outstanding common stock of the Company. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board of Directors may not amend the agreement in a way that adversely affects holders of the Rights.

The Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

4.1	Amended and Restated Rights Agreement, dated as of February 28, 2012, between Viad Corp and Wells Fargo Bank, N.A., which includes the form of Right Certificate as Exhibit A (incorporated by reference to Exhibit 4.1 to Viad Corp’s Form 8-K filed on February 29, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment on Form 8-A/A to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP (Registrant)

Dated: February 28, 2012	By:	/s/ Deborah J. DePaoli
Deborah J. DePaoli
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

4.1	Amended and Restated Rights Agreement, dated as of February 28, 2012, between Viad Corp and Wells Fargo Bank, N.A., which includes the form of Right Certificate as Exhibit A (incorporated by reference to Exhibit 4.1 to Viad Corp’s Form 8-K filed on February 29, 2012).